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FOR IMMEDIATE RELEASE

From:        Frances B. Emerson
             Honeywell Inc.
             Honeywell Plaza
             Minneapolis, MN 55440
             (612) 951-0072



                   HONEYWELL INC. COMPLETES CASH TENDER OFFER
                            FOR MEASUREX CORPORATION

     MINNEAPOLIS, March 3, 1997 -- Honeywell Inc. (NYSE:HON) today announced that its wholly owned subsidiary has completed its cash tender offer for all outstanding shares of common stock of Measurex Corporation at a price of $35.00 per share.
     Honeywell reported that it has been advised by ChaseMellon Shareholder Services, L.L.C., the Depositary for the offer, that, based on a preliminary count, a total of 16,044,378 shares (including 598,419 shares subject to guarantees of delivery) have been tendered and not withdrawn pursuant to the offer, which expired at midnight, Eastern Standard Time, on Friday, February 28, 1997, and that all such shares have been accepted for payment in accordance with the terms of the offer.
     After giving effect to the purchase of the shares tendered, Honeywell presently beneficially owns approximately 97.4 percent of the outstanding Measurex shares.
     As previously announced, Honeywell and Measurex intend to effect a merger transaction pursuant to which Measurex will become a wholly owned subsidiary of Honeywell and all remaining Measurex stockholders (other than Honeywell) will be entitled to receive the same $35.00 cash price for each of their shares. It is currently anticipated that the merger transaction will be completed in the near future.
     Honeywell is a global controls company focused on creating value through technology that enhances comfort, improves productivity, saves energy, protects the environment and increases safety. The company services customers worldwide in the homes and buildings, industrial, and aviation and space markets. Honeywell employs 53,000 people in 95 countries, and had 1996 sales of $7.3 billion.

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